[Translation]
                                                                   July 30, 2008

To Whom It May Concern:

                      Company Name: TOYOTA AUTO BODY CO., LTD.
                      Name and Title of Representative:
                                     Toshio Mizushima, President
                     (Code Number: 7221
                              Tokyo Stock Exchange and Nagoya Stock Exchange)
                      Name and Title of Contact Person:
                                     Yasushi Fukaya
                                     General Manager, Accounting Division
                                     (Telephone Number: 0566-36-7522)

                      (The Parent Company of TOYOTA AUTO BODY CO., LTD.)
                      Company Name: TOYOTA MOTOR CORPORATION
                      Name and Title of Representative:
                                     Katsuaki Watanabe, President
                      (Code Number: 7203 Securities exchanges throughout Japan) Name and Title of Contact Person:
                                     Takuo Sasaki
                                     General Manager, Accounting Division
                                     (Telephone Number: 0565-28-2121)


                Notice Concerning the Dissolution of a Subsidiary
                -------------------------------------------------


We hereby notify you that at the board meeting held today, TOYOTA AUTO BODY CO., LTD. ("TAB") has decided to dissolve TAIWAN AUTO CONVERSION CO., LTD. ("TAC"), a subsidiary of TAB, as described below.

1.   Name and Summary of the Subsidiary to be Dissolved

     Trade Name:                TAIWAN AUTO CONVERSION CO., LTD.
     Location:                  Taoyan, Republic of China (Taiwan)
     Name of Representative:    Takuji Amioka, Chairman
     Content of Business:       Production and sales of specially-equipped
                                industrial vehicles
     Month of Incorporation:    December 2004
     Capital:                   New Taiwan Dollars (NTD) 28 million
     Total Assets:              NTD 35 million (as of March 31, 2008)
     Number of Employees:       11 (as of March 31, 2008)
     Shareholder Composition:   TOYOTA AUTO BODY CO., LTD 55%
                                GSK Investment Development Corp. 25%


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                                Chun Yuan Steel Industry Co., Ltd. 20%
     Business Performances (Fiscal year ended March 31, 2008):
                                Net Sales: NTD 75 million
                                Operating Income: NTD -15 million
                                Income Before Income Tax: NTD -23 million
                                Net Income: NTD -27 million

2.  Reason for the Dissolution

    TAC has conducted production and sales of specially-equipped industrial vehicles as the base in Taiwan for such vehicle business. However, in connection with the restructuring of business operations to enhance management efficiency, TAB has decided to dissolve TAC.

3.  Schedule for the Dissolution

    Resolution on the dissolution is scheduled to take place in August 2008. Liquidation proceedings will begin immediately after the decision on the dissolution.

4.  Anticipated Effects on the Business Performance (Consolidated Sales and
    Income)

    The anticipated effects of the dissolution of TAC on TMC and TAB's business performance are minor.